Exhibit 3.36

CERTIFICATE OF FORMATION

OF

W2007 ACEP FIRST MEZZANINE B GEN-PAR, L.L.C.

This Certificate of Formation of W2007 ACEP First Mezzanine B Gen-Par, L.L.C., dated as of February 7, 2008, has been duly executed and is being filed by the undersigned, as an authorized person, to form a limited liability company under the Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq.).

1.     The name of the limited liability company is W2007 ACEP First Mezzanine B Gen-Par, L.L.C.

2.     The address of its registered office in the State of Delaware is The Corporation Trust Company, 1209 Orange Street, in the City of Wilmington, County of New Castle.  The name of its registered agent at such address is The Corporation Trust Company.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation of W2007 ACEP First Mezzanine B Gen-Par, L.L.C. this 7th day of February, 2008.

By:	/s/ Alan S. Kava
Name: Alan S. Kava
Title: Authorized Person